SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 2)*

GLOBAL EAGLE ENTERTAINMENT INC.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

37951D102

(CUSIP Number)

PAR Capital Management, Inc.

Attention: Steven M. Smith

One International Place

Suite 2401

Boston, MA 02110

(617) 526-8990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 20, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37951D102	13D	Page 2 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAR Investment Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,374,751*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 29,478,011**
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,478,011**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 42.03%**
14.	Type of Reporting Person (See Instructions) PN

*	Excludes 19,118,233 shares of Non-Voting Common Stock of the Issuer (the “PAR Non-Voting Shares”), excludes 985,027 shares of Common Stock that are Escrow Shares that may be released to PAR Investment Partners upon termination of the Escrow Agreement (the “PAR Escrow Shares”), and includes 509,512 shares of Common Stock underlying the Warrants (the “PAR Warrant Shares”) (determined in accordance with Rule 13d-3 of the Act). The shares of Non-Voting Common Stock are convertible on a share for share basis upon the earlier to occur of (a) the election by a holder of such shares to convert such shares into shares of Common Stock on or after the earlier of (x) May 1, 2014 and (y) 30 days after the date on which the shares of capital stock of Advanced Inflight Alliance AG, a German stock corporation and the Issuer’s majority-owned subsidiary, cease to be listed on the Regulated Market (General Standard) of the Frankfurt Stock Exchange (the “Outside Date”), and (b) the transfer of a holders’ shares of Non-Voting Common Stock to any person that results in PAR Investment Partners no longer being the “beneficial owner” of such shares for purposes of Section 13(d) of the Act.
**	Includes the PAR Non-Voting Shares and the PAR Warrant Shares, determined in accordance with Rule 13d-3 of the Act, and includes the PAR Escrow Shares. The Reporting Persons disclaim Section 13(d) dispositive power over (i) the PAR Non-Voting Shares until the date that is 60 days prior to the Outside Date and (ii) the PAR Escrow Shares until the date on which such shares are released to PAR Investment Partners under the terms of the Escrow Agreement. The percentage of shares beneficially owned as set forth in row 13 above is based on 70,131,123 shares of capital stock of the Issuer outstanding as of December 20, 2013, as reported in the Prospectus Supplement filed on December 18, 2013 by the Issuer pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended (the “Prospectus Supplement”).

CUSIP No. 37951D102	13D	Page 3 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAR Group, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,374,751*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 29,478,011**
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,478,011*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 42.03%**
14.	Type of Reporting Person (See Instructions) PN

*	Excludes the PAR Non-Voting Shares, excludes the PAR Escrow Shares, and includes the PAR Warrant Shares (determined in accordance with Rule 13d-3 of the Act). The PAR Non-Voting Shares are convertible on a share for share basis upon the earlier to occur of (a) the election by a holder of such shares to convert such shares into shares of Common Stock on or after the Outside Date and (b) the transfer of a holders’ shares of Non-Voting Common Stock to any person that results in PAR Investment Partners no longer being the “beneficial owner” of such shares for purposes of Section 13(d) of the Act.
**	Includes the PAR Non-Voting Shares and the PAR Warrant Shares, determined in accordance with Rule 13d-3 of the Act, and includes the PAR Escrow Shares. The Reporting Persons disclaim Section 13(d) dispositive power over (i) the PAR Non-Voting Shares until the date that is 60 days prior to the Outside Date and (ii) the PAR Escrow Shares until the date on which such shares are released to PAR Investment Partners under the terms of the Escrow Agreement. The percentage of shares beneficially owned as set forth in row 13 above is based on 70,131,123 shares of capital stock of the Issuer outstanding as of December 20, 2013, as reported in the Prospectus Supplement.

CUSIP No. 37951D102	13D	Page 4 of 7 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAR Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 9,374,751*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 29,478,011**
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 29,478,011**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 42.03%**
14.	Type of Reporting Person (See Instructions) CO

*	Excludes the PAR Non-Voting Shares, excludes the PAR Escrow Shares, and includes the PAR Warrant Shares (determined in accordance with Rule 13d-3 of the Act). The PAR Non-Voting Shares are convertible on a share for share basis upon the earlier to occur of (a) the election by a holder of such shares to convert such shares into shares of Common Stock on or after the Outside Date and (b) the transfer of a holders’ shares of Non-Voting Common Stock to any person that results in PAR Investment Partners no longer being the “beneficial owner” of such shares for purposes of Section 13(d) of the Act.
**	Includes the PAR Non-Voting Shares and the PAR Warrant Shares, determined in accordance with Rule 13d-3 of the Act, and includes the PAR Escrow Shares. The Reporting Persons disclaim Section 13(d) dispositive power over (i) the PAR Non-Voting Shares until the date that is 60 days prior to the Outside Date and (ii) the PAR Escrow Shares until the date on which such shares are released to PAR Investment Partners under the terms of the Escrow Agreement. The percentage of shares beneficially owned as set forth in row 13 above is based on 70,131,123 shares of capital stock of the Issuer outstanding as of December 20, 2013, as reported in the Prospectus Supplement.

CUSIP No. 37951D102	13D	Page 5 of 7 Pages

Introduction

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends the Statement on Schedule 13D filed on February 8, 2013 (the “Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed on October 24, 2013 (the “Amendment No. 1” and, together with the Original 13D, the “Schedule 13D”), and is being filed by PAR Investment Partners, L.P., a Delaware limited partnership (“PAR Investment Partners”), PAR Group, L.P., a Delaware limited partnership (“PAR Group”), and PAR Capital Management, Inc., a Delaware corporation (“PAR Capital Management” and, together with PAR Investment Partners and PAR Group, the “Reporting Persons”), and relates to shares of common stock (the “Common Stock”), par value $0.0001 per share (the “Shares”), of Global Eagle Entertainment Inc., a Delaware corporation (the “Issuer”).

Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. The Schedule 13D is amended on a supplementary basis as follows; all items or responses not described herein, or exhibits not filed herewith, remain as previously reported in, or filed with, the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION.

Note Purchase Agreement

As reported in the Amendment No. 1, on October 21, 2013, the Issuer entered into a Convertible Note Purchase Agreement with PAR Investment Partners (the “Note Purchase Agreement”). Pursuant to the Note Purchase Agreement, the Issuer issued a convertible unsecured promissory note (the “Note”) to PAR Investment Partners for a purchase price of $19,000,000. On December 20, 2013, the maturity date of the Note, the Issuer paid to PAR Investment Partners in cash the principal amount of the Note, together with any accrued but unpaid interest. This Amendment No. 2 is being filed to reduce the number of Shares over which the Reporting Persons could be deemed to have dispositive power by an amount equal to the number of Shares that could have been received by PAR Investment Partners upon conversion of the Note had the Note been settled in shares of PAR Non-Voting Shares.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of December 20, 2013, PAR Investment Partners may be deemed to beneficially own 29,478,011 shares of Common Stock (which includes all Common Stock held by PAR as well as the PAR Non-Voting Shares, the PAR Escrow Shares and the PAR Warrant Shares), representing approximately 42.03% (determined in accordance with Rule 13d-3 of the Act) of the 70,131,123 shares of capital stock outstanding as of December 20, 2013 as reported in the Prospectus Supplement filed on December 18, 2013 by the Issuer pursuant to Rule 424(b)(5) of the Securities Act of 1933, as amended (the “Prospectus Supplement”). As of December 20, 2013, PAR Investment Partners has sole voting power with respect to 9,374,751 shares, representing approximately 18.38% of the 51,012,890 shares of Common Stock outstanding as of December 20, 2013, and may be deemed to have sole dispositive power with respect to 29,478,011 shares, representing approximately 42.03% of the 70,131,123 shares of capital stock outstanding as of December 20, 2013. PAR Investment Partners disclaims Section 13(d) beneficial ownership over (i) all of the PAR Non-Voting Shares until the date that is 60 days prior to the Outside Date and (ii) all of the PAR Escrow Shares until the date on which such shares are released to PAR Investment Partners under the terms of the Escrow Agreement.

As of December 20, 2013, PAR Group, through its control of PAR Investment Partners as general partner, may be deemed to beneficially own 29,478,011 shares of Common Stock (which includes all Common Stock held by PAR as well as the PAR Non-Voting Shares, the PAR Escrow Shares and the PAR Warrant Shares), representing approximately 42.03% (determined in accordance with Rule 13d-3 of the Act) of the 70,131,123 shares of capital stock outstanding as of December 20, 2013 as reported in the Prospectus Supplement. As of December 20, 2013, PAR Investment Partners has sole voting power with respect to 9,374,751 shares, representing approximately 18.38% of the 51,012,890 shares of Common Stock outstanding as of December 20, 2013, and may be deemed to have sole dispositive power with respect to 29,478,011 shares, representing approximately 42.03% of the 70,131,123 shares of capital stock outstanding as of December 20, 2013. PAR Investment Partners disclaims Section 13(d) beneficial ownership over (i) all of the PAR Non-Voting Shares until the date that is 60 days prior to the Outside Date and (ii) all of the PAR Escrow Shares until the date on which such shares are released to PAR Investment Partners under the terms of the Escrow Agreement.

CUSIP No. 37951D102	13D	Page 6 of 7 Pages

As of December 20, 2013, PAR Capital Management, through its control of PAR Group as general partner, may be deemed to beneficially own 29,478,011 shares of Common Stock (which includes all Common Stock held by PAR as well as the PAR Non-Voting Shares, the PAR Escrow Shares and the PAR Warrant Shares), representing approximately 42.03% (determined in accordance with Rule 13d-3 of the Act) of the 70,131,123 shares of capital stock outstanding as of December 20, 2013 as reported in the Prospectus Supplement. As of December 20, 2013, PAR Investment Partners has sole voting power with respect to 9,374,751 shares, representing approximately 18.38% of the 51,012,890 shares of Common Stock outstanding as of December 20, 2013, and may be deemed to have sole dispositive power with respect to 29,478,011 shares, representing approximately 42.03% of the 70,131,123 shares of capital stock outstanding as of December 20, 2013. PAR Investment Partners disclaims Section 13(d) beneficial ownership over (i) all of the PAR Non-Voting Shares until the date that is 60 days prior to the Outside Date and (ii) all of the PAR Escrow Shares until the date on which such shares are released to PAR Investment Partners under the terms of the Escrow Agreement.

(c) Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past sixty days is set forth in Item 4 and incorporated herein by reference.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6.

CUSIP No. 37951D102	13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: December 24, 2013

PAR INVESTMENT PARTNERS

By: PAR Group, L.P., its General Partner
By: PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR GROUP, L.P.

By: PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel